Exhibit 4.2

Exhibit 4.2 Description of Common Stock

The following summary of the common stock of Rayonier Advanced Materials Inc. is based on and qualified by, among other things, our amended articles of incorporation and our amended bylaws, both of which are filed as exhibits to this Annual Report on Form 10-K. Throughout this exhibit, references to "we," "the Company," "our," and "us" refer to Rayonier Advanced Materials Inc.

General

As of December 31, 2019, our authorized capital stock consists of 150,000,000 shares, of which 140,000,000 shares are common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. All such shares of preferred stock are undesignated. The Company’s board of directors may establish the rights and preferences of the preferred stock from time to time. No shares of preferred stock are issued and outstanding as of December 31, 2019.

Common Stock

Each holder of the Company’s common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of the Company’s common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by its board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of the Company, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred stock.

Holders of the Company’s common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of the Company’s common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Preferred Stock

Under the terms of the Company’s amended and restated certificate of incorporation, its board of directors is authorized, subject to limitations prescribed by the Delaware General Corporation Law, or the DGCL, and by its certificate of incorporation, to issue up to 10 million shares of preferred stock in one or more series without further action by the holders of its common stock. The Company’s board of directors has the discretion, subject to limitations prescribed by the DGCL and by the Company’s certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and the Company’s Certificate of Incorporation and Bylaws

Provisions of the DGCL and the Company’s certificate of incorporation and bylaws could make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that its board of directors may consider inadequate and to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors. The Company believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. The Company is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Company’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by the Company’s stockholders.

Exhibit 4.2

Classified Board. The Company’s amended and restated certificate of incorporation and bylaws provide that its board of directors be divided into three classes. The Company’s current board of directors is divided into three classes, each comprised of three directors. The three directors designated as Class I directors have terms expiring at the 2021 annual meeting of stockholders. The three directors designated as Class II directors have terms expiring at the 2022 annual meeting of stockholders, and the three directors designated as Class III directors have terms expiring at the 2020 annual meeting of stockholders. The directors for each class are elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of the Company’s board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

Removal of Directors. The Company’s amended and restated bylaws provide that its stockholders may only remove its directors for cause.

Amendments to Certificate of Incorporation. The Company’s amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 80 percent of its voting stock then outstanding (referred to as a “Supermajority”) is required to amend certain provisions relating to the number, term and removal of its directors, the ability of the board to issue preferred stock, the filling of its board vacancies, the calling of special meetings of stockholders, stockholder action by written consent, director and officer indemnification, and the Supermajority voting requirement itself.

Amendments to Bylaws. The Company’s amended and restated bylaws provide that they may be amended by the Company’s board of directors or by the affirmative vote of holders of a majority of the Company’s voting stock then outstanding, except that the affirmative vote of holders of at least 80 percent of the Company’s voting stock then outstanding is required to amend certain provisions relating to the number, term and removal of the Company’s directors, the filling of its board vacancies, the calling of special meetings of stockholders, stockholder action by written consent, and director and officer indemnification, and the Supermajority voting requirement itself.

Size of Board and Vacancies. The Company’s amended and restated bylaws provide that the number of directors on its board of directors is fixed exclusively by its board of directors. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on the Company’s board of directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

Special Stockholder Meetings. The Company’s amended and restated certificate of incorporation provides that only the chairman of its board of directors or its board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of the Company’s stockholders. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent. The Company’s amended and restated certificate of incorporation expressly eliminates the right of its stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of the Company’s stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The Company’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. The Company’s amended and restated certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock. The authority that the Company’s board of directors possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Company’s board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Exhibit 4.2

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and the Company’s amended and restated certificate of incorporation includes such an exculpation provision. The Company’s amended and restated certificate of incorporation and bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of the Company, or for serving at the Company’s request as a director or officer or another position at another corporation or enterprise, as the case may be. The Company’s amended and restated certificate of incorporation and bylaws also provide that the Company must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. The Company’s amended and restated certificate of incorporation expressly authorize the Company to carry directors’ and officers’ insurance to protect the Company, its directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions that are in the Company’s amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against the Company’s directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. However, these provisions do not limit or eliminate the Company’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of the Company’s directors, officers or employees for which indemnification is sought.

Exclusive Forum

The Company’s amended and restated certificate of incorporation provides that unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or Company’s stockholders, creditors or other constituents, any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or the Company’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware. Although the Company’s amended and restated certificate of incorporation includes this exclusive forum provision, it is possible that a court could rule that this provision is inapplicable or unenforceable.

Authorized but Unissued Shares

The Company’s authorized but unissued shares of common stock and preferred stock are available for future issuance without approval. The Company may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Listing

The Company’s shares of common stock are listed on the New York Stock Exchange under the symbol “RYAM.”

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Computershare Trust Company, N.A.